United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lime Energy Co.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

53261U304

(CUSIP Number)

Bryon C. Stanislaw

Chief Investment Officer

The Hurvis Group, LLC

4065 Commercial Ave.

Northbrook, IL 60062

Phone (847) 559-2031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261U304

(1)	Names of reporting persons John Thomas Hurvis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,956,916 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,956,916 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,956,916 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 20.7%*
(14)	Type of reporting person (see instructions) IN

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee.

CUSIP No. 53261U304

(1)	Names of reporting persons The John Thomas Hurvis Revocable Trust dated March 8, 2002
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,956,916 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,956,916 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,956,916 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 20.7%*
(14)	Type of reporting person (see instructions) OO

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Lime Energy Co., a Delaware Corporation (the “Issuer”), having its principal executive offices located at 16810 Kenton Drive, Suite 240, Huntersville, North Carolina 28078.

Item 2.	Identify and Background.

(a) This statement is being filed by John Thomas Hurvis and The John Thomas Hurvis Revocable Trust dated March 8, 2002 (the “Trust” and, together with Mr. Hurvis, the “Reporting Persons”) for which Mr. Hurvis serves as the sole trustee.

(b) The business address of the Reporting Persons is c/o The Hurvis Group, LLC, 4065 Commercial Avenue, Northbrook, IL 60062.

(c) Mr. Hurvis is the Chairman and Chief Executive Officer of Old World Industries, LLC, which provides automotive and heavy duty products in more than 60 countries. The principal executive offices of Old World Industries, LLC are located at 4065 Commercial Avenue, Northbrook, IL 60062.

(d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hurvis is a citizen of the United States of America and the Trust is organized under the laws of the State of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to that Conversion Agreement, dated December 23, 2014, by and between the Trust and the Issuer, effective December 22, 2014 the Trust:

•	converted 383,983 shares of Series A Preferred Stock into 1,093,968 shares of Common Stock;

•	converted 225,892 shares of Series B Preferred Stock into 798,205 shares of Common Stock; and

•	converted a 2014 Subordinated Secured Convertible Pay-in-Kind Note with an original principal amount of $250,000 into 53,375 shares of Common Stock.

Item 4.	Purpose of the Transaction.

The subject shares of Common Stock acquired by the Reporting Persons have been acquired for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Persons may, in their sole discretion, purchase additional shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 1,956,916 shares of Common Stock, which constitute approximately 20.7% of the outstanding Common Stock (as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(b) Mr. Hurvis, as the sole trustee of the Trust, has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Trust.

(c) During the 60 days prior to the filing of this statement, the Reporting Persons have engaged in the following transactions in the Common Stock:

Pursuant to that Conversion Agreement, dated December 23, 2014, by and between the Trust and the Issuer, effective December 22, 2014 the Trust:

•	converted 383,983 shares of Series A Preferred Stock into 1,093,968 shares of Common Stock;

•	converted 225,892 shares of Series B Preferred Stock into 798,205 shares of Common Stock; and

•	converted a 2014 Subordinated Secured Convertible Pay-in-Kind Note with an original principal amount of $250,000 into 53,375 shares of Common Stock.

(d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuers.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Issuer.

On December 23, 2014, the Issuer entered into a Securities Purchase Agreement between the Issuer and Bison Capital Partners IV, L.P. (“Bison”) for the purchase of 10,000 shares of Series C Stock (the “Transaction”). In connection with the Transaction, the Trust entered into the following agreements.

Shareholder Agreement

In connection with the Transaction, the Issuer, the Trust and certain other stockholders of the Issuer entered into a Shareholder and Investor Rights Agreement (the “Shareholder Agreement”).

The Shareholder Agreement provides Bison with operational consent rights and director appointment rights that apply so long as Bison holds at least 5% of the total voting power of the Issuer. The stockholders of the Issuer party to the Shareholder Agreement have agreed to vote in favor of Bison’s director appointees.

If, on the fifth anniversary of the closing date of the Transaction, December 23, 2014 (the “Closing Date”), or any succeeding anniversary of such date, 10% of the average daily trading volume of the Common Stock is less than the number of shares of Common Stock beneficially owned by Bison divided by 240, then Bison may require the Issuer to initiate a sale process. Subject to the terms of the Shareholder Agreement, the stockholders of the Issuer party to the Shareholder Agreement have agreed to vote in favor of and otherwise support such a sale. If such a sale is not consummated within nine (9) months, Bison has the right to require the Issuer to purchase, subject to the terms of the Shareholder Agreement, all or any portion of its Series C Stock or Common Stock into which such Series C Stock has converted, for a per share price generally equal to the average closing price of the Common Stock for the sixty (60) trading days immediately preceding giving notice of exercise of such right, with such price payable on the Series C Stock on the basis of the number of such shares of Common Stock into which the Series C Stock is then convertible. Notwithstanding the foregoing, if the Issuer’s board of directors has approved a sale that would result in Bison receiving sufficiently liquid proceeds from the sale and Bison does not execute an agreement to support such sale, the purchase price for Bison’s securities subject to such right will instead be based on the redemption price provided in the Issuer’s Certificate of Designation.

Registration Rights Agreement

Also on December 23, 2014 and in connection with the Transaction, the Issuer, Bison, the Trust and certain other stockholders of the Issuer entered into a Registration Right Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Trust and certain other stockholders of the Issuer are entitled to include certain of their shares of Common Stock in a registration statement filed by the Issuer. The Issuer has agreed to indemnify the other parties to the Registration Rights Agreement in connection any claims related to their sale of securities under a registration statement, subject to certain exceptions.

The description of the Transaction and the agreements and documents described herein is not intended to be complete and is qualified in its entirety by the complete text of the Conversion Agreement, the Shareholder Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –	Convertible Note and Warrant Purchase Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 2 –	Form of Subordinated Secured Convertible Pay-In-Kind Notes due October 22, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 3 –	Form of Warrant to Purchase Common Stock dated October 22, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 4 –	Security Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 5 –	Collateral Agency Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 6 –	Preferred Stock and Warrant Purchase Agreement dated September 23, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 7 –	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 8 –	Form of Warrant to Purchase Common Stock dated September 23, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 9 –	Preferred Stock and Warrant Purchase Agreement dated December 30, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

Exhibit 10 –	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

Exhibit 11 –	Form of Warrant to Purchase Common Stock dated December 30, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

Exhibit 12 –	Subscription Agreement for 2014 Notes (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014)

Exhibit 13 –	Form of 2014 Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014)

Exhibit 14 –	Conversion Agreement dated December 23, 2014

Exhibit 15 –	Shareholder and Investor Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

Exhibit 16 –	Registration Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2015	Signature: /s/ John Thomas Hurvis
	Name:	John Thomas Hurvis
	Title:	Trustee